UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02054067

RECEIVED AUG 29 2002 SEC MAIL PROCESSING WASH. D.C. 180 SECTION

SEC FILE NUMBER
8-33180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobeNet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 East Central Parkway, Suite 3010
(No. and Street)

Altamonte Springs	FL	32701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Willsey — 407-599-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

111 N. Orange Avenue, Suite 1600	Orlando,	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Willsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobeNet Securities, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TAMMY J. MEAGHER
Notary Public, State of Florida
My comm. exp. Mar. 6, 2006
Comm. No. DD 098001

Tammy J. Meagher
Notary Public

Alan G. Willsey
Signature

President / Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

111 North Orange Avenue, Suite 1600
P.O. Box 3031
Orlando, FL 32802

Independent Auditors' Report

The Board of Directors
GlobeNet Securities, Inc.
Altamonte Springs, Florida

We have audited the accompanying statement of financial condition of GlobeNet Securities, Inc. (the Company), a wholly owned subsidiary of GlobeNet Capital Corporation, as of June 30, 2002, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GlobeNet Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company and its parent entity, GlobeNet Capital Corporation, have suffered recurring losses from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary Schedules 1 and 2, computation of net capital and computation of aggregate indebtedness, as of June 30, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the effects, if any, as explained in the preceding paragraph, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Orlando, Florida
August 13, 2002

GLOBENET SECURITIES, INC.

Statement of Financial Condition

June 30, 2002

Assets		
Cash and cash equivalents	$	1,074,218
Accounts receivable		63,582
Deposits with clearing organizations		28,046
Deposits with data services		16,635
Total assets	$	1,182,481
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	16,200
Total liabilities		16,200
Stockholder's equity:		
Common stock, $1 par value, 7,500 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		4,881,169
Accumulated deficit		(3,719,888)
Total stockholder's equity		1,166,281
Total liabilities and stockholder's equity	$	1,182,481

See accompanying notes to financial statements.

GLOBENET SECURITIES, INC.

Statement of Operations

Year ended June 30, 2002

Revenue:		
Trading fees, net of rebates	$	270,975
Interest income, net		15,807
Total revenue		286,782
Expenses:		
Telecommunications, data and services		430,050
Compensation and benefits		285,337
Trading, clearing and execution fees		242,574
General and administrative		101,837
Other expense		11,402
Total expenses		1,071,200
Loss before income taxes		(784,418)
Income taxes		—
Net loss	$	(784,418)

See accompanying notes to financial statements.

GLOBENET SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended June 30, 2002

	Common stock				Additional paid-in capital		Accumulated deficit		Total stockholder's equity
	Shares		Amount						
Balance, June 30, 2001	5,000	$	5,000	$	3,478,787	$	(2,935,470)	$	548,317
Capital contributions by stockholder	—		—		1,402,382		—		1,402,382
Net loss	—		—		—		(784,418)		(784,418)
Balance, June 30, 2002	5,000	$	5,000		4,881,169	$	(3,719,888)		1,166,281

See accompanying notes to financial statements.

GLOBENET SECURITIES, INC.

Statement of Cash Flows

Year ended June 30, 2002

Cash flows from operating activities:		
Net loss	$	(784,418)
Adjustments to reconcile net loss to net cash used for operating activities:		
Increase in accounts receivable		(60,907)
Increase in deposits		(184)
Increase in accounts payable and accrued liabilities		13,868
Net cash used for operating activities		(831,641)
Cash flows from financing activities:		
Capital contributed by stockholder		1,402,382
Net increase in cash		570,741
Cash and cash equivalents at beginning of year		503,477
Cash and cash equivalents at end of year	$	1,074,218

See accompanying notes to financial statements.

(1) Nature of Operations and Summary of Significant Accounting Policies

(a) *Organization and Nature of Operations*

GlobeNet Securities, Inc. (the Company) is a wholly-owned subsidiary of GlobeNet Capital Corporation (the Parent) and is a registered broker-dealer with the National Association of Securities Dealers (NASD). Beginning in late 1996, the goal of the Parent became to provide NASD members, market maker traders and buy-side traders a new Alternative Trading System (ATS) designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market (the OTC-BB). In October 2000, after appropriate regulatory approvals, the Company opened this ATS and began system modifications and regulatory filings to enable it to open an Electronic Communications Network (ECN) that would enable the Company to offer a trading venue for Nasdaq securities. Changes in Federal regulations regarding competitive venues for stock trading and recent technology innovations in stock trading permit the Company to pursue the creation of markets for OTC-BB and other securities. In June 2001, after appropriate additional regulatory approvals, the Company opened the ECN.

The Parent employs corporate, marketing and information technologies staffs to support the Company. Under a contract, required by the National Association of Securities Dealers (NASD), with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the ATS and ECN and to provide certain other corporate and business services. The agreement was effective June 1, 2001 and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

On August 27, 2002, the Parent entered into an Asset Purchase Agreement with Archipelago, Holdings, LLC (Archipelago) (see note 5).

(b) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(c) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(d) *Computation of Customer Reserve*

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

(e) ***Revenue Recognition***

The Company recognizes revenue for trading fees on a trade date basis.

(f) ***Income Taxes***

The Company's Parent files a consolidated income tax return. The consolidated income tax provision is attributable to each entity within the consolidated group as if it were a separate taxpayer.

The Company has a deferred tax asset, which represents the Company's expected benefit from net operating losses to date. The entire deferred tax asset has been offset by a valuation allowance, as under the criterion of FAS 109, it is more likely than not that the deferred tax asset will not be realized. The net operating loss carryover of approximately $3,700,000 will begin expiring in 2017.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future year in which they occur.

(2) Net Capital Requirements and Current Funding

Net Capital Requirements - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The minimum amount of net capital is equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1.

At June 30, 2002, the Company had excess net capital of $1,060,368. The Company had an aggregate indebtedness to net capital ratio of .0152 to 1 for the year ended June 30, 2002.

On July 8, 2002, the Company made a capital distribution of $500,000 to its Parent.

Current Funding - The Company's Parent is engaged in an effort to raise additional equity funds for operations, including those of the Company. To date, the Parent has not concluded the sale of any equity securities in this effort.

The Company is solely dependent on its Parent for funding, as it does not have adequate revenues from operations to sustain itself. The Parent may not be able to obtain additional financing on favorable terms or at all.

In the interim, on June 5, 2001, an investor made a short-term loan of $1 million to the Parent and the Parent pledged its holding of the Company's common stock to secure this loan.

Management of the Company believes that opening of the ECN trading facility on June 12, 2001 was a key to demonstrating to prospective investors that the ECN connectivity to clients and to NASDAQ is operative and effective and will be a key validator in the Parent's current efforts to conclude the aforementioned private placement.

(Continued)

(3) Liabilities Subordinated to the Claims of Creditors

For the year ended June 30, 2002, the Company did not have any liabilities, which were subordinated to the claims of general creditors.

(4) Related Party Transactions

The Company is party to an agreement whereby its Parent protects the Company's net capital by paying certain expenses with no expectation of repayment. Also see note 1(a).

(5) Subsequent Event

On August 22, 2002, the Parent entered into an Asset Purchase Agreement with Archipelago. Under the terms of the Asset Purchase Agreement, Archipelago would acquire substantially all of the assets of the Parent, including 100% of the outstanding common stock of the Company. Such a transaction could alter the structure, business operations, and revenue streams of the Company.

GLOBENET SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

June 30, 2002

Net capital:				
Total stockholder's equity			$	1,166,281
Deductions and/or changes:				
Non-allowable assets				
Accounts receivable	$	63,582		
Deposits with data services		16,635		(80,217)
Assets subject to haircut				
Cash invested in a money market fund		1,006,780		
Deposit with clearing organization invested in a money market fund		28,046		
		1,034,826		
Haircut		2%		(20,696)
Computed Net Capital			$	1,065,368

The above calculation of net capital agrees with the net capital as reported on the Company's June 30, 2002 Part IIA Focus Reports.

Schedule 2

GLOBENET SECURITIES, INC.

Computation of Aggregate Indebtedness

June 30, 2002

Total aggregate indebtedness	$ 16,200
Ratio of aggregate indebtedness to net capital	0.0152

KPMG

111 North Orange Avenue, Suite 1600
P.O. Box 3031
Orlando, FL 32802

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
GlobeNet Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of GlobeNet Securities, Inc. (the Company) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(g)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

KPMG LLP

Orlando, Florida
August 13, 2002